Exhibit I

CAPITAL PRODUCT PARTNERS L.P. SCHEDULES THIRD QUARTER 2012
EARNINGS RELEASE, CONFERENCE CALL AND WEBCAST
ATHENS, Greece, October 17, 2012 - Capital Product Partners L.P. (Nasdaq: CPLP) today announced that before the NASDAQ market open on Wednesday, October 31, 2012, it will release financial results for the third quarter ended September 30, 2012. Following the earnings release, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of the Partnership, will host an interactive conference call on Wednesday, October 31, 2012, at 10:00 am Eastern Time (U.S.).

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), or +(44) 1452 555 566 (from outside the US). Please quote "Capital Product Partners."

A replay of the conference call will be available until November 7, 2012. The United States replay number is 1-(866) 247-4222; the standard international replay number is (+44) 1452 550 000. The access code required for the replay is: 48240903.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 25 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR (Medium Range) tankers and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com